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Exhibit 21.1

List of Subsidiaries of KBW, Inc.

State or Other Jurisdiction of Organization
Keefe, Bruyette & Woods, Inc.	New York
Keefe, Bruyette & Woods Limited	United Kingdom
Keefe, Bruyette & Woods Asia Limited	Hong Kong
KBW Asset Management, Inc.	Delaware
KBW Ventures, Inc.	Delaware

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  Exhibit 21.1
List of Subsidiaries of KBW, Inc.